

DIVISION OF
CORPORATION FINANCE

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-0402

804266 DC



02016348

NO ACT
P.E 1-4-02
5-74153

January 23, 2002

Act 1934
Section 14A-8
Rule
Public Availability 1/23/2002

Stephen F. Smith
Vice President, General Counsel
and Secretary
Exabyte Corporation
1685 38th Street
Boulder, CO 80301

Re: Exabyte Corporation
Incoming letter dated January 4, 2002

Dear Mr. Smith:

This is in response to your letter dated January 4, 2002 concerning the shareholder proposal submitted to Exabyte by Mr. Jeffrey Seacrest. Our response is attached to the enclosed photocopy of your correspondence. By doing this, we avoid having to recite or summarize the facts set forth in the correspondence. Copies of all the correspondence will also be provided to the proponent.

In connection with this matter, your attention is directed to the enclosure, which sets forth a brief discussion of the Division's informal procedures regarding shareholder proposals.

Sincerely,

Martin P. Dunn
Associate Director (Legal)

Enclosures

cc: Mr. Jeffrey Seacrest
31 Cayman Place
Palm Beach Gardens, FL 33418

January 4, 2002


Exabyte

U.S. Securities and Exchange Commission
450 5th St., N.W.
Judiciary Plaza
Washington, D.C. 20549

Re: Exabyte Corporation (SEC Reg. No. 0-18033)

Ladies and Gentlemen:

Pursuant to Rule 14a-8(j) of the Securities Exchange Act of 1934, as amended (the "Act"), enclosed are six copies of a shareholder proposal (the "Proposal") submitted by Mr. Jeffrey A. Secrest (the "Shareholder"), a shareholder of Exabyte Corporation. The Proposal requests that Mr. Secrest be included as a nominee on the list of nominees for election to the Board of Directors of Exabyte Corporation (the "Company") at the 2002 Annual Meeting of Shareholders. Also enclosed are five additional copies of this letter, which contains the Company's explanation of why it believes it may exclude the Proposal from its proxy statement.

The Shareholder's Proposal requests that the Shareholder be added as a nominee to the list of nominees for election to the Company's board of directors at the 2002 Annual Meeting of Shareholders. The Company believes this proposal may properly be excluded from its proxy statement under two rules: (1) Rule 14a-8(i)(8) of the Act, which allows exclusion of shareholder proposals that relate to election for membership on the Company's board of directors[1]; and (2) Rule 14a-8(i)(4) of the Act, which allows exclusion of shareholder proposals designed to result in a benefit to the shareholder, or to further a shareholder's personal interest, which is not shared by the other shareholders at large. Accordingly, the Company intends to exclude the Proposal from its proxy statement.

The Company respectfully requests that the Staff confirm that it will not recommend any enforcement action to the Securities and Exchange Commission if the Proposal is omitted from the Company's proxy statement.

---

[1] See Plasma-Therm, Inc., SEC No-Action Letter (March 3, 1999) and Storage Technology Corp., SEC No-Action Letter (March 11, 1998).

Exabyte Corporation • 1685 38th Street • Boulder, Colorado 80301 • Phone 303.442.4333 • FAX 303.417.7170 • www.exabyte.com

Please direct any questions regarding this letter or the Proposal to me at the address listed above. Thank you.

Sincerely,



Stephen F. Smith,
Vice President, General Counsel and Secretary

December 21, 2001

To: Mr. Stephen F. Smith, Corporate Secretary and General Counsel
Exabyte Corporation
1685 38th Street
Boulder, Colorado 80301
Via facsimile: (303) 417-7900

Re: Nomination for Exabyte Corporation's Board of Directors

As you are aware, I have been an interested shareholder in Exabyte Corporation for quite some time. Please consider this letter to be a formal nomination of myself as a candidate in the next election of Directors to serve on Exabyte's Board. Pursuant to your by-laws, additional information is provided on the following page. Please notify me if you find that any required information is lacking.

Since this nomination is being provided by facsimile, please acknowledge receipt on the final page and return by fax.

Thanks very much for your assistance.



Jeffrey A. Secrest
Shareholder
31 Cayman Place
Palm Beach Gardens, Florida 33418
Phone: (561) 630-5850
Facsimile: (561) 630-3941

Nominee:	Jeffrey A. Secrest
Age:	45
Business and home address:	31 Cayman Place Palm Beach Gardens, FL 33418
Occupation:	Private investor, manager of family trusts

Share Ownership

Common shares owned personally (approximate):	290,000
Common shares owned by wife, Barbara:	10,360
Pro rata ownership of common shares through BIG Partners V, L.P.	34,358

I certify that I have continuously owned a minimum of 40,000 shares during the past 12 months and intend to continue to hold a substantial number of shares through the time of the shareholder meeting. I consent to being named in the proxy statement as a nominee and to serving as a director, if elected.


Signature:

Additional information:

1991-Present	**Private Investor** **Manager of Family Trusts**
1987-1990	**Federal Savings and Loan Insurance Corp** Sale of repossessed commercial real estate and multi-family properties from failed institutions during the Savings and Loan crisis. Final position as Sales Manager for the United States Eastern Region.
1985-1987	**Grubb & Ellis, Inc** Commercial Real Estate Brokerage
1981-1985	**Ford Motor Company** Financial Analyst-Various positions in profit forecast, project analysis, cost analysis and engineering budgets
1981	**University of Michigan** Master of Business Administration
1979	**Harvard University** Bachelor of Arts-Economics Major Cum Laude in General Studies

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

January 23, 2001

Response of the Office of Chief Counsel
Division of Corporation Finance

Re: Exabyte Corporation
Incoming letter dated January 4, 2002

The submission nominates the proponent for membership on Exabyte's board of directors.

It is unclear whether the submission involves only a rule 14a-8 issue, or, also questions regarding nomination procedures, a matter we do not address. To the extent the submission involves a rule 14a-8 issue, there appears to be some basis for your view that Exabyte may exclude it under rule 14a-8(i)(8) as relating to an election to Exabyte's board of directors, and we will not recommend enforcement action to the Commission if Exabyte omits the proposal from its proxy materials in reliance on rule 14a-8(i)(8). To the extent the submission involves a question of Exabyte's nomination procedures, rule 14a-8 would not be implicated. In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Exabyte relies.

Sincerely,



Keir Devon Gumbs
Special Counsel